UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 21 September, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	21st September 2010

AIB's continuing businesses - net interest margin

In its 2010 Half-Yearly Financial Report announced on 4th August, Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] disclosed a series of key 2013 performance targets for AIB's continuing businesses (Republic of Ireland and Capital Markets divisions, and excluding its Polish business, its UK business, and its shareholding in M&T Bank Corporation).  Following the recent agreement to sell its Polish interests, AIB is making this announcement to aid understanding of AIB's continuing businesses.

The targets disclosed in AIB's announcement of 4th August 2010 included a net interest margin ("NIM") target of c. 180 basis points ("bps") by 2013.  For the continuing businesses, excluding the cost of the Eligible Liabilities Guarantee Scheme, and further adjusted to remove NAMA loans and income, the NIM for the six months to 30 June 2010 would have been 155 bps.  On that same basis, average interest earning assets as at 30 June 2010 would have been c. €109 billion and, applying the NIM of 155 bps to this figure, would have resulted in annualised net interest income of c. €1.69 billion.  The component parts of that €1.69 billion of net interest income are estimated by management to comprise net loan income of c. €1.56 billion, net deposit cost of c. €120 million, funding cost of c. €310 million and treasury / other income of c. €560 million.

-ENDS-

For further information please contact:-
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

This announcement contains "forward-looking" statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, regarding AIB's business, including the 2013 targets and the key assumptions underlying those targets.  Actual results may differ materially from those targeted in the forward-looking statements. Factors that could cause actual results to differ materially from those targeted in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. No statement in this announcement is intended to constitute a profit forecast for any period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  21 September, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.